MAIL STOP 03-08
	October 22, 2004
Mr. Paul Biberkraut, CFO
Superior Galleries, Inc.
9478 West Olympic Boulevard
Beverly Hills, CA 90212

	RE:	Superior Galleries, Inc.
		Registration Statement on Form SB-2
		Commission File No. 333-119253
		Filed on September 24, 2004

Dear Mr. Biberkraut:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Fee Table
1. You may not rely on Rule 416 for the registration of shares issued in excess of the amount set forth in the registration fee table that result by operation of the conversation ratios. Please revise or remove this statement as appropriate. We note a similar statement in the selling shareholder table. See Telephone Interpretation #3S under the Securities Act Sections of the March 1999 supplement to the
Manual of Publicly-Available Telephone Interpretations.



Cover Page
2. Please include a statement on the cover page indicating that you will not receive any of the proceeds from the sale of shares by the selling shareholders. State that Stanford Venture Capital Holdings,
Inc., your majority shareholder, intends to sell all of its shares of common stock. Also, generally identify the remaining selling shareholders.
3. Provide the closing stock price as of the most recent date practicable.

Prospectus Summary, page 3
4. Clarify that this section highlights the "material" information from the prospectus.
5. Consider whether it is necessary to define "us," "we," and "our."
We note similar disclosure on page 25.

The Offering, page 4
6. Please explain the statement appearing in the third bullet point
"any additional shares of common stock we may issue from time to time after September 24, 2004."

Risk Factors, page 5
7. Please revise your risk factor subheadings to concisely state the
specific material risk each risk factor presents to your company
or
investors and the consequences should that risk factor occur.
Avoid
simply referring to a fact about your company or a future event in your subheadings. Stating that the risk may "adversely affect" or "harm" your business does not adequately address the potential consequences. For example, under the caption "Risks Related to our
Business," please revise the subheadings of risk factors two, four,
five, six, seven, nine, ten, thirteen, seventeen, eighteen,
nineteen,
and twenty.
8. In general, information that may be readily transferable to other
offering documents or describes circumstances that may apply equally
to other businesses in the same industry are considered generic. Please eliminate all generic disclosures from your risk factors section, or revise to specifically indicate how the stated risk applies to your company. For example, refer to risk factors eight, twelve, fourteen, and fifteen under the caption "Risks Related to our
Business" and risk factors two and three under the caption "Risks Related to this Offering."
9. Please include tabular information demonstrating the effect of the
conversion ratio for the preferred stock if you were to sell your common stock at a price below $1.00 per share, and explain clearly how the conversion ratio operates if the price of newly-issued common stock is below $1.00.  Show the additional amount of shares that the
holders of convertible securities could acquire if the price of the
common stock to be issued were 75%, 50% and 25% of $1.00.
Identify
the increase in the number of securities that Stanford Venture Capital Holdings, Inc. would hold based on conversion ratio. You should discuss in a risk factor the dilutive effect of the increased number of shares that would be outstanding if the price were to decline by the specified amounts.
10. It appears that you should relocate risk factor regarding Stanford Venture Capital Holdings, Inc.`s control of you so it appears among the first risk factors.
11. You should include a risk factor that describes the total amount
of indebtedness that you have outstanding. Discuss how this indebtedness may affect your ability to conduct operations and discuss the limitations on your ability to repay indebtedness. Also, as indicated in MD&A, indicate that you may need to incur more indebtedness to service your indebtedness and fund liquidity needs and discuss your alternatives should you be unable to raise sufficient capital to fund indebtedness. Also describe any failures to comply with the terms of your indebtedness.
Our business of selling premium collectibles..., page 5
12. Revise the disclosure to specifically identify your primary competitors.
Our success depends on our management team..., page 7
13. Revise to specifically identify all those executive officers
and
key personnel upon which the company relies.  Disclose if you do not
have employment agreements with any of the key personnel referred
to.
Do not add mitigating language if you do have employment
agreements.
Our quarterly operating results may vary..., page 7
14. Revise to ensure the bullet points present a risk you face.
For
example, the last bullet point refers to your success in expanding sales and distribution channels, not the risk that you may be unable to expand sales and distribution channels.
Shares of our common stock eligible or to become eligible..., page
10
15. Please explain the "certain volume limitations and other requirements" of Rule 144.
Our common stock price is subject to significant volatility..., page
11
16. Please delete reference to securities analysts following your stock. Eliminate the reference to potential class action litigation since it is overly speculative and generic.

Special Note Regarding Forward-Looking Statements, page 12
17. Please delete the word "will" from the list of words appearing in the second sentence under this caption.
Price Range of Common Stock, page 14
18. Please delete reference to the "NASD" when referring to the OTC
Electronic Bulletin Board, as investors may confuse this with the Nasdaq market.
Management`s Discussion and Analysis, page 17
19. Please expand this section to discuss known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:

* economic or industry-wide factors relevant to your company, and

* material opportunities, challenges, and risks in short and long term and the actions you are taking to address them.

See SEC Release No. 33-8350 and Item 303 of Regulation S-B.
20. Statements made by companies issuing penny stock are expressly excluded from the safe harbor protections you refer to in the first full paragraph under this caption. Please revise to delete such disclosure.
21. Please tell us supplementally why you do not consider inventory valuation to be a critical accounting policy. To the extent that the estimation process for inventory reserves is subjective, please consider the applicability of the guidance regarding critical accounting policies. Please also provide Schedule II - Valuation and
Qualifying Accounts for the activity in your allowance for doubtful accounts.

Years Ended June 30, 2004 and 2003, page 19
22. Please explain "hammer prices realized" as that phrase is used in the penultimate paragraph in this section.
23. Please discuss any seasonal aspects that had a material effect on the financial conditions or results of operations. See Item
303(b)(1)(vii) of Regulation S-B.

24. We note that the discussion of changes in revenues, costs of sales and selling, general and administrative (SG&A) costs does not appear to address, in sufficient detail, the reasons for material changes. For example, you have stated that the increase in wholesale coin sales was primarily due to strong market demand from other dealers and your higher level of inventory available for sale. However there is no discussion of the reasons for the strong market demand from other dealers or higher inventory available for sale. You have also stated that SG&A costs decreased due in part to operational consolidation efforts that were completed in the last half of the fiscal year ended June 30, 2003. You should disclose what these efforts were comprised of and the cost benefit impact realized. You state in your discussion of other income and expenses that during the year ended June 30, 2004 you were able to significantly increase auction and customer advances as a result of a
$7.5 million line of credit facility obtained in October 2003.
You
need to explain how this had an impact on other income and
expenses
and why it is important to your operations.   Please revise to
describe the specific impact of each underlying reason for
material
changes in line items and provide a context within which a reader can
discern the importance of each reason. Refer to the guidance contained in Interpretation: Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations (Commission`s MD&A Guidance) issued on December
19, 2003.
25. You should correlate revenue changes that have a direct impact on
gross profit as a percentage of sales. For example, you cite aggressive pricing in 2003 yet gross margin remained constant at 22%
due to "comparable price increases both when selling and purchasing rare coins" and your high inventory turn rate. Furthermore we would expect your disproportionate increase in wholesale revenue to have a depressive effect on gross margin yet it remained stable. To the extent you have offsetting effects to gross margin, you should identify and quantify them individually
Impairment of Goodwill, page 20
26. Please identify "SGBH."
Liquidity and Capital Resources, page 21
Financing Activities, page 21

27. We note that the company has an outstanding balance on a loan with a private lender in the amount of $2,500,000, not including accrued interest, that is callable with five days notice. Please disclose the amount of accrued interest on this loan. It appears that this circumstance should be addressed as a risk factor since the loan is secured by the company`s inventory. Also, in this section, address the impact or likely impact on your financial condition if this line of credit is called. You should describe fully your plans to raise additional capital in the event the line of credit is called. Disclose the current status of the negotiations with the lender for repayment of the note. Refer to Securities Act Release No. 33-8350.

28. On page 22 you disclose that on April 10, 2002 you executed a subordinated note payable to your CEO and, pursuant to a modification agreement, your quarterly installment payments were reduced from $150,000 to $50,000 commencing on September 30, 2003. You also indicate that during the year ended June 30, 2004 the note was only reduced by $100,000. In Note 9 to your financial statements you disclose that your CEO verbally agreed to delay the two $50,000 principal payments due on March 31, 2004 and June 30, 2004 to September 30, 2004. You should revise your MD&A to discuss this verbal related party agreement and the repercussions of not making two of the three payments that were due under the modified agreement.
You should make it clear in MD&A whether you made these two payments on September 30, 2004 and whether you made the other payment due on
September 30, 2004 along with the amount of any accrued interest on this note. Discuss the status of this deferral and the effect on your liquidity if the CEO were to request payment of the note. Refer to Securities Act Release No. 33-8350.

29. File the Commercial Loan and Security Agreement with Stanford Financial Group Company as a material exhibit. See Item 601 of Regulation S-B. Also, discuss the risks presented by the loan agreement, as it is secured by substantially all of the company`s assets.
30. Identify the purchaser of the Series B Preferred Stock and the Series D Preferred Stock.
31. Please clearly disclose whether the company is currently in compliance with all of its financial covenants.

Contractual Obligations Table, page 24

32. Please revise to include all of your contractual obligations including interest requirements on your long-term debt in the table on page 24. Please note that to the extent that interest rates are variable and unknown, you may use your best judgment to determine whether or not to include estimates of future interest payments in the table. In the event you decide to include interest payments, a note in a footnote to the table should provide appropriate disclosure to clarify the assumptions made. If interest payments are excluded, then the table should be supplemented with additional information that is material to an understanding of your interest cash requirements. Please confirm that you have included all of the required categories of contractual obligations in the table. Please also disclose the terms of your Guaranteed Liquidity and Buy Back at
Grade warranty and your inability to determine the amount of the potential repurchase obligation in this table. Please keep in mind that (a) any purchase obligations and (b) other long-term liabilities reflected on your balance sheet under GAAP are among the items required in the tabular disclosure. Refer to Item 303 (A) (5) of Regulation S-K.

Business, page 25
Background of the Coin and Collectibles Industry, page 26
33. Please avoid promotional terms and phrases under this caption and throughout this section. For example, we note the statement that "Coins have been highly esteemed for their beauty and appeal as a solid store of wealth."
34. Eliminate your reference to Sotheby`s Holdings and its stock symbol. It does not appear relevant in the context of the offering.
Auction Operations, page 28
35. Please provide the basis for the belief that Superior
Galleries,
Inc. is "the largest rare coin auction firm in the Western United States and one of the largest three in the United States." Please delete this statement if you are unable to substantiate it.
 Competition, page 29
36. Please describe your methods of competition in greater detail. See Item 101(b)(4) of Regulation S-B. For example, further describe how the company competes based on "staff expertise, reputation and generally high quality inventory." It would appear that your competitors also have staff expertise, reputation and high quality inventory.
Regulation, page 29
37. Please further describe the potential ramifications to your business if it is subject to the regulations outlined in this section.
Management, page 32

38. Please revise the biography of Mr. DiGenova to disclose how long he has been the company`s chairman of the board, chief executive officer and a director. Please also substantiate or delete the statement that he is a "recognized leader in the numismatic and fine arts field."

39. Refer to the biography of Mr. Wolfe. Please identify the privately-held direct marketing start-up company where he was a principal.
40. Refer to the biography of Mr. Biberkraut. Please describe the primary operations of PacifiCare Health Systems, Inc. and Quality Systems, Inc.
41. Refer to the biography of Mr. Ittner. Please describe the primary operations of Cellstar Corporation and disclose his term of employment at Cellstar.
Employment Agreements, page 34
42. Disclose the time period for which the market capitalization must
exceed $50 million in order for the CEO to receive a bonus. Also describe the "certain limitations" on the bonus that you reference.
Certain Relationships and Related Transactions, page 36
43. Disclose the market price for the common stock at the time that
you reduced the exercise price for the warrants.  Also, disclose the
value of the shares (at the then-current stock price relative to the
exercise price) issued to each of the persons you have identified. Describe the reasons for reducing the exercise price, and identify
the party that requested the reduced exercise price.   State why
you
believed that a reduction in the exercise price was in the best interests of the company.
44. Tell us whether shareholders approved the issuance of the preferred securities to Stanford since the issuances exceeded 20% of the company`s voting securities.
45. Please file your consulting agreement with Stanford Venture Capital Holdings, Inc. as a material exhibit. See Item 601 of Regulation S-B. Disclose whether the fees paid in connection with the consulting agreement are comparable to those you could have obtained from an unrelated third party.
46. Please disclose whether the lease of the Newport Beach facility to your CEO terminated on September 30, 2004.
47. It appears that you should discuss the repayment terms of the advance from the CEO for working capital purposes. Disclose whether the purchase price for the art inventory was on terms comparable to those you would have received from an unaffiliated third party. See
Item 404 of Regulation S-B.


Principal and Selling Shareholders, page 37

48. Disclose the identity of the natural persons who have the ultimate voting or investment control for each of the entities you have identified either directly or through other entities.
49. Please indicate whether any selling shareholder is a broker-dealer or affiliated with a broker-dealer. We may have further comment upon review.
50. Tell us whether Stanford Venture Capital Holdings, Inc.
purchased
the securities it holds with a view toward distribution, and whether,
at the time of purchase, the seller had an agreements or understandings, directly or indirectly, with any person to distribute the securities.
51. It appears that Stanford Venture Capital Holdings, Inc. should have filed an amendment to the Schedule 13D to reflect that it intends to dispose of all of its securities as identified in the registration statement. See Item 4 of Schedule 13D. Please advise.
52. Disclose all material relationships between you and the
selling
shareholders during the past three years.  See Item 507 of
Regulation
S-B.   Also, disclose the manner in which each of the selling
shareholders acquired its securities.
53. Separately identify the holdings of each of your officers and directors in this table. See Item 403(b) of Regulation S-B.
Plan of Distribution, page 39

54. We note that you indicate that the methods by which the
selling
shareholders may sell their shares includes "block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction...."  On a supplemental basis, confirm your
awareness
that prior to any involvement of any broker-dealer in the
offering,
such broker-dealer must seek and obtain clearance of the
underwriting
compensation and arrangements from the NASD Corporate Finance
Department.
55. Please discuss Rule 144 in greater detail as it pertains to the
sale of the company`s shares.
Series B $1.00 Convertible Preferred Stock, page 42
56. Describe fully the adjustment to the conversion ratio for the Series B and the Series D preferred stock if you issue common stock
for a price less than $1.00.   Disclose whether this adjustment
provision would apply to securities issued to current holders of your preferred stock.
Where You Can Find More Information, page 47
57. It is not appropriate to qualify the disclosure in the prospectus by referring to exhibits. Please revise your first paragraph under this caption accordingly.

Financial Statements for the year ended June 30, 2004

Independent Auditors` Consent

58. We note that the consent of Singer Lewak Goldstein & Greenbaum LLP filed as Exhibit 23.2 also consents to the use of their report dated July 27, 2004 relating to the financial statement schedules appearing elsewhere in the registration statement. However, we are unable to locate either the schedules or their report on the schedules in the registration statement. Please revise or advise.

Note 1. Summary of Significant Accounting Policies, page F-13

Revenue Recognition, page F-15

59. Please disclose when you recognize revenues for sales in which revenue is recognized based on shipping terms such as FOB shipping point or FOB delivery. We note your return policy for retail transactions allows customers to return graded rare coins purchased within 7 days of the receipt of the coins for full refund as long as the rare coins are returned in exactly the same condition as they were delivered. Please confirm that such retail sales are point of sale transactions. Please also tell us whether you have any other return policies for all other sales. If you do not, tell us what recourse the buyer may have other than non-payment if a credit sale or litigation. We may have further comment.

Stock Based Compensation, page F-18

60. Please revise the presentation of pro forma stock-based compensation to deduct any stock-based employee compensation costs, net of related tax effects that is included in the determination of net income as reported. Refer to paragraph 2.e.c.of FAS 148.





Segment Reporting, page F-19

61. You state that you view your operations and manage your business as one segment, collectibles. We assume that each of your wholesale, retail, and consignment sales operations meets the definition of an operating segment as defined by paragraph 10 of SFAS 131 but that for reporting purposes you have aggregated them into one reportable segment. Provide us with sufficient information for us to understand how each of these operating segments met all the aggregation requirements set forth in paragraph 17 of SFAS 131. If you do not view them as separate segments for other reasons, please explain. There appear to be differences in the customer base, method of distribution, economic characteristics and growth potential that would preclude aggregation. Provide us with the sales, gross margins and operating results for each potential operating segment for the last five years. Compare these economic indicators as well as the trends they depict and address for us any dissimilar changes among the operating segments you aggregate. Since you indicate that you operate in several foreign countries, please either provide geographic segment information or tell us why such information is not required. Please be detailed in your response.

General

62. Please tell us your classification of shipping and handling costs. The costs of shipping and handling should be included in costs of sales or you should disclose the amount of such costs and the line item in the financial statements where the costs are included. In this connection, please make it clear in MD&A your income statement classification of in-bound and out-bound shipping costs. Please disclose whether you offer shipping to customers. If so, please disclose where you reflect shipping and handling revenues in your financial statements. Refer to EITF 00-10 for guidance.
63. We note you state in your description of your business that you operate in several foreign countries. Please provide an accounting policy for foreign currency transactions. If you do not have assets, liabilities or transactions denominated in a currency other than the dollar, please explain.
64. Please provide an accounting policy note that describes in detail the specific nature of the costs included in inventories and costs of sales. In other words if indirect costs relating to inventory are accumulated and tied with specific units of inventory or represent reclassified period costs, make it clear which type of expenses are treated that way and explain to us supplementally your rationale.





Note 2. Inventories, page F-21

65. We note your disclosure that from time to time you enter into joint ventures or purchase financing arrangements with third parties for the purchase and sale of specific rare coins or fine collectibles. You state that these agreements may include profit sharing provisions of 25% to 50% of the gross profit adjusted for
agreed upon expenses and interest costs.   You state that as of
June
30, 2004 and 2003, your inventory totals reflected your total appropriate ownership and do not include any minority interest claims in regard to such joint venture or partnership arrangements. Please tell us supplementally whether you are conveying that you are recording your proportional share of the inventory subject to these arrangements or that you hold title to the inventory and record the entire cost of such inventory without regard to any minority interest claims to a portion of the anticipated gross profits. Please also revise your disclosures to make them clearer.

Note 5. Auction and Customer Advances, page F-22

66. Please revise to disclose the relevant terms of the auction and customer advances. Specifically, tell us whether the auction or customer advances bear interest, and if so, at what rate(s) and do they have a set or maximum term or date by which they must be repaid in the event that the collateral or consigned item has not yet been sold. Also tell us whether the customer may set a minimum sales price they will accept for the item. Please provide us sufficient information on how such arrangements operate such that we can evaluate your disclosure.

Note 7. Lines-of-Credit, page 24

67. Please revise to disclose the outstanding balance at June 30, 2003 of the $2,000,000 oral auction line of credit entered into February 21, 2003. Tell us supplementally where the balance is reflected on your June 30, 2003 balance sheet.

 Note 11. Equity, page F-30

Sale and Redemption of Series A Convertible Preferred Stock

68. Please tell us supplementally and disclose how you accounted for the issuance of the 6,250 warrants that were issued due to your failure to timely file a registration statement on the common shares issuable on the conversion of the Series A Convertible Preferred Stock.


69. You disclosed that all of the holders of your Series A
Preferred
Stock requested the redemption of their shares. You state that because your liabilities did and currently exceed your assets, you are prohibited under Delaware corporation law from commencing the redemption. You state that you have notified the shareholders that you intend to begin the redemption once you are legally allowed to do so. Please tell us supplementally and disclose why $343,750 of the total amount you are required to pay to the holders of your Series A
Preferred Stock in connection with the redemption is classified in your balance sheet as a long-term liability.

Series B Convertible Preferred Stock

70. Please revise to disclose here and also on page 43 the date the
Series B Convertible Preferred Stock was issued. Disclose the original number of warrants issued in connection with the Series B Preferred and the original warrant exercise price. Disclose how you accounted for the warrants at issuance including the model used to determine the value at which to record them.

Stock Options

71. Please revise to disclose for your stock option plans all of the information required by SFAS 123 as amended, paragraphs 47 b., e., and f. and 48.
72. Please tell us supplementally how your co-employees met the definition of employees for the purposes of accounting for employee stock based compensation.

Part II

Exhibits
73. Please file the Secured Revolving Line of Credit Agreement and the related Renewal and Modification Agreement as material agreements. File all agreements relating to loans extended to the company by the CEO and others. We note, for example, that you modified the terms of the note with the CEO on February 14, 2003 and that the CEO filed an amended Schedule 13D, but that you have not filed the Share Exchange and Note Modification. You also should file the Stock Purchase and Warrant Exercise Agreement, Liquidation Preference Agreement, and the Registration Rights Agreement dated February 14, 2003 and the Securities Purchase Agreement dated January
1, 2003. Please supplementally confirm upon filing these and any agreements that you have filed all material agreements. We may have further comments on the registration statement following our review of these agreements.


Recent Sales of Unregistered Securities
74. Provide us with your analysis as to why the numerous issuances of
securities should not be integrated.
Undertakings
75. Please include the entire undertakings required by Item
512(a)(1)(ii) of Regulation    S-B.
Form 10-KSB for the Year Ended June 30, 2004
76. The comments on the Form SB-2 should be complied with in your Form 10-KSB to the extent applicable.
Item 8A.  Controls and Procedures, page 25
77. In this section, you should refer to Exchange Act Rules 13a-
15(e)
and 15d-15(e). Also, you must state whether there were any significant changes in internal controls over financial reporting. Furthermore, the evaluation should be made as of the end of the period. Please delete the reference to July 13, 2004.
78. Your reference to Exchange Act Rules 13a-14 and 15d-14 in your certifications is not correct. The certifications you provide should be identical to the certifications set forth in Item 601(b)(31) of Regulation S-B. We also note that you refer to making the determination of effectiveness within a date as of 90 days prior to filing the annual report. This time period is incorrect. The certifications must include the concept of internal control over financial reporting. Revise accordingly.
You are required to file these certifications as exhibit 31 to the registration statement. The certifications required by Section 906 of the Sarbanes-Oxley Act should be filed as exhibit 32 to the registration statement.

	As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.



	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Sondra Snyder at (202) 942-1827 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 942-1885 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson at (202) 942-2824 or
Ellie Quarles at (202) 942-1859 with any other questions you may have.

				Sincerely,



				H. Christopher Owings
				Assistant Director

cc: 	Thomas Brockington, Esq.

Fax:	(714) 546-9035


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Superior Galleries, Inc.
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